Exhibit 23.4

CONSENT OF INDEPENDENT PETROLEUM ENGINEER AND GEOLOGIST

As petroleum engineers, we hereby consent to the incorporation by reference in this Registration Statement on Form S-3 (Registration No. 333-197895) the information included in the Form 10-K of Black Hills Corporation filed on February 24, 2015 and the Form 10-K/A of Black Hills Corporation filed on August 6, 2015, with respect to the oil and gas reserves of Black Hills Exploration and Production, Inc., the future net revenues from such reserves, and the present value thereof, which information has been included within the Form 10-K and the Form 10-K/A in reliance upon the report of this firm and upon the authority of this firm as experts in petroleum engineering.  We hereby further consent to the reference to us under the heading “Experts” in this Registration Statement.

CAWLEY, GILLESPIE & ASSOCIATES, INC.

/s/ J. Zane Meekins
J. Zane Meekins
Executive Vice President

Fort Worth, Texas
November 16, 2015